EXHIBIT  2.6

Minco Mining & Metals Corporation

Management’s Discussion and Analysis

For the Year Ended December 31, 2004

This management’s discussion and analysis (“MD&A”), dated March 30, 2005 should be read in conjunction with the accompanying audited consolidated financial statements and notes for the year ended December 31, 2004. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information, including the Company’s annual information form (AIF), is available on SEDAR and may be accessed at www.sedar.com.

Company Overview

Minco Mining & Metals Corporation (the “Company”) was incorporated under the laws of British Columbia, Canada and is engaged in the acquisition, exploration and development of mineral resource properties in the People’s Republic of China. Through joint ventures with Chinese governmental entities and alliances with leading mining enterprises in China, Minco is working to build a strong portfolio of commercially viable projects in China.

The Company is in the exploration stage and has no operating revenue. Since the signing of its first co-operation agreement in China in 1996, Minco has been active in Chinese mineral exploration, property evaluation and acquisitions and plans to build a portfolio of precious and base metals properties in China. The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, and Gansu provinces of China, and investigated or evaluated many Chinese mineral properties. Large areas of mineral lands with potential exist in China and, as a result, t here has been a steady growth in the number of foreign mining companies doing business in China. There can be no assurance that the Company will be able to compete with these new companies in acquiring projects of merit in China.

In 2004, the Company incorporated three wholly owned subsidiaries, Minco Mining (China) Corporation (“Minco China”), Minco Silver Corporation (“Minco Silver”) and Minco Base Metals Corporation (“Minco Base Metals”). The Company also signed several joint venture agreements for gold, silver and base metals deposits.

The Company plans to develop its silver projects in Minco Silver, its base metal projects in Minco Base Metals while retaining its gold projects (BYC, Gobi, Yangshan, Western

Extension of Yangshan, Changkeng) in Minco China under the main umbrella company, Minco Mining & Metals Corporation.

In 2004, the Company raised a total of $5,563,563 through the issuance of common shares, warrants, and the exercise of warrants and options, and Minco Silver raised a further $3,000,000 through the issuance of special warrants. The Company had consolidated cash and short-term investments of $12,173,056 at year end.

Foreign Exchange Rates

The Company undertakes many transactions in US dollars and RMB. Information concerning exchange rates between these currencies and the Canadian dollar are summarized below:

	RMB	US$
2003 average	5.936	0.716
December 31, 2003	6.403	0.773
2004 average	6.382	0.770
December 31, 2004	6.880	0.830

Minco Silver Corporation

Minco Silver and Silver Standard Resources Inc. (“Silver Standard”) have entered into a strategic alliance to jointly pursue silver opportunities in China.  Under terms of the alliance, Silver Standard has invested $2,000,000 in Minco Silver to acquire a 20% interest in the new venture. Silver Standard will have preferential purchase rights to participate in future financings of Minco Silver with the ability to increase its interest in Minco Silver to a maximum of 30%. As part of the agreement, Minco Silver will be the exclusive entity for both parties to pursue silver projects in China.

Minco Silver has a 136 to 164 million ounce silver inferred resource (see 43-101 report) in its Fuwan Silver joint venture in Guangdong, China. The Fuwan Silver property constitutes a substantial silver resource in terms of both tonnage and grade. The silver grade is 250 to 270 grams per tonne silver. Minco Silver will be testing the limits of this high-grade deposit, which will form its prime asset. As part of its long-term strategy, Minco Silver plans to become a major Chinese silver producer and will be seeking additional silver property joint ventures. Currently, Minco Silver has the right to earn 70% of the equity interest in the Fuwan Silver project.

On November 24, 2004, Minco Silver closed a non-brokered private placement of six million special warrants at $0.50 each for gross proceeds of $3 million. Each special warrant will entitle the holder upon exercise to receive one common share of Minco Silver. Four million special warrants were placed with Silver Standard. Upon the completion of a prospectus qualifying the special warrants, Minco Silver will have 20 million common shares issued and outstanding. Net proceeds from the offering will be used for funding exploration and development activities on the Company’s Fuwan Silver property, acquisition of additional Chinese silver mineral properties and for general corporate purposes.

Minco Base Metals Corporation

Minco Base Metals has earned 61% interest in a joint venture with a Chinese mining producer for the lower undeveloped portion of the operating White Silver Mountain VMS (massive sulphide) mine in Gansu Province. Minco Base Metals has a right to increase its ownership to 80% with further expenditures. This mine and the associated development property, with other base metals assets, will form the asset base of Minco Base Metals.

Project and Agreements Overview

Changkeng Gold Project

On September 28, 2004, the Company signed a 30-year joint venture contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Gaoyao City of Guangdong Province, China.

Pursuant to the contract, the Company and its partners will form a Sino-Foreign Joint Venture known as Guangdong Minco-Jinli Mining Co. Ltd. (the “Jinli JV”), with a total investment of 100 million RMB (approximately $14.5 million) to explore and develop the Changkeng gold deposit. To earn 51% equity interest in the Jinli JV, the Company will contribute 51 million RMB (approximately $7.4 million) in six installments as follows:

1)

10.616 million RMB (approximately $1.5 million) within fifteen days after the Jinli JV is granted a business license and provided with a foreign currency account number.

2)

9.988 million RMB (approximately $1.5 million) within sixty days after the exploration permit on the Changkeng project is transferred to the JV (“Jinli Title Transfer”).

3)

4.896 million RMB (approximately $0.7 million) within three hundred and sixty days of the Jinli Title Transfer.

4)

10.2 million RMB (approximately $1.5 million) within ninety days after the first three installments are fully contributed.

5)

10.2 million RMB (approximately $1.5 million) within three hundred days after the first three installments are fully contributed.

6)

5.1 million RMB (approximately $0.7 million) within five hundred and forty days after the first three installments are fully contributed.

The exploration permit, which expired in September 2004, is currently being renewed by the 757 Exploration Team. The Company is not undertaking further work on the Chengkeng property until the exploration permit is renewed.

The Jinli JV is to acquire the Chengkeng exploration permit from the No. 757 Exploration Team of Guangdong Geological Exploration Bureau. The value of the exploration permit has been appraised at 33 million RMB (approximately $4.8 million) by an independent valuator, which was confirmed by the Ministry of Land and Resources of China. The Jinli JV is to pay the 33 million RMB for the exploration permit in three installments within 360 days of the Jinli title transfer.  The remaining of 67 million RMB will be used for project exploration and feasibility studies on the mine property.

The Changkeng gold deposit consists of two parallel gold zones. In a preliminary Chinese government resource estimate, No.1 zone, underneath the No. 2 zone, contains 3,716,994 tonnes of gold at 7.94 grams per tonne (29.5 tonnes gold), while No. 2 zone hosts 129,332 tonnes of gold at 7.44 grams per tonne (0.96 tonnes gold) (“inferred resource” by Canadian Institute of Mining, Metallurgy & Petroleum [CIM] guidelines).

In 2004, the phase one program consisting of eight drill diamond holes confirmed results both of the previous Chinese drilling and also the continuity of the No.1 Zone along the synclinal structure towards the east and south.

A large exploration program has been planned to delineate the deposit, expand the existing resource base, upgrade the resource estimates and carry out metallurgical testing. The objective of the program is to bring the near-surface, high-grade gold deposit to the feasibility study stage by the fall of 2005.

The phase one program was completed with three diamond drills and nine diamond drill holes. The phase two program will start shortly with systematic grid infill drilling to fully delineate the resource and to upgrade resource estimates from inferred to indicated or measured in accordance with CIM guidelines.

All holes were drilled vertically although true widths of the intersections have not yet been established. The phase one program confirmed the results of previous Chinese drilling as well as the continuity of the No.1 zone along the synclinal structure towards the east and south.

Of particular significance is the eastern extension of the mineralized zone where a hole known as JZK4001 revealed strong gold values. In a previous drill program, the Chinese partner had drilled a hole known as ZK4802 approximately 1,000 metres east of the mineral zone area which encountered a 127.59 metre thick mineralized alteration zone assaying 1.24 grams per tonne of gold, with a higher grade section running at an average of 3.85 grams per tonne gold over 11.99 metres.

Reassay results on these the drill holes have indicated that the fire assay results are consistently higher than those of previously published results.

BYC Project

In 2003, the Company entered into a letter agreement with New Cantech Ventures Inc. (“Cantech”) whereby Cantech acquired two options to acquire up to a 60% interest in the Company’s BYC Gold project in Inner Mongolia, China. The first option is exercisable to acquire a 51% interest in the BYC property by issuing 500,000 common shares in the capital stock of Cantech and by spending $2.4 million in exploration over three years. The second option is exercisable to acquire a further 9% interest in the property by bringing the project to pre-feasibility stage. The BYC project has all permits necessary to pursue exploration on this property.

Pursuant to the letter agreement, Cantech issued the Company 250,000 common shares at $0.34 per share for value of $85,000 on April 1, 2004, and issued a further 100,000 common shares at $0.37 per share for value of $37,000 on October 1, 2004.

This large property covers approximately 100 individual gold showings related to shear hosted fracture systems within or peripheral to a granitic intrusion. The most significant showing, known as the “North Zone” is located on the north-west contact of the intrusion. Local miners (Illegal) had removed approx 400,000 tonnes of near surface oxide ore before being expelled by authorities. Cantech’s program in 2004 included drilling six diamond drill holes aggregating 1434.5 metres in the North Zone and its north-east projections. Significant fire assay data is shown in the following table

The 2004 exploration program comprised detailed geological mapping, trenching and sampling of approximately 100 gold showings and anomalies over the licensed areas identified earlier by the Company’s Chinese partner. This data is supplemented by additional geochemical and geophysical surveys (magnetometer and IP) in selected areas. The 2004 diamond drilling program was designed to follow up with the targets selected from these mapping and sampling programs. A total of 1434.5 metres of drilling were completed in six holes.

An area of interest with gold bearing low-sulphide, shear and tension related quartz veins is located  in the property’s “North Zone” along the northeasterly extension of a historical mining zone.

The next phase of exploration will involve drilling along the north-east trend at the North Zone to better define grade and geometry of this extensive gold bearing area in addition to previously selected targets on the South Zone comprising similar mineralization.

Three Gold Properties on the Yangshan West Extension

The Company signed a definitive joint venture contract in October 2004 with Gansu Qinqi Mining Co. Ltd. (the “Gansu JV”) for the exploration and development of minerals resources on three gold properties located on the Yangshan gold belt in Gansu, China. These properties are:

►

Guanniuwan (GNW)

►

Hongyangou (HYG)

►

Guojiagou (GJG)

Total initial investment in the joint venture is 10 million RMB (approximately $1.45 million), with 75% to be contributed by the Company (approximately $1.1 million).

The Company is in the process of obtaining the required government approval, including business license and exploration permit transfer for the three properties, which are close in proximity to the Yangshan Anba project (discussed below).

At Goujiagou (GJG), a soil-sampling program on a 100 metre by 40 metre grid has been conducted. 2412 soil samples were collected and assayed for gold, silver, arsenic, antimony, bismuth, mercury, copper, lead, zinc and tungsten. A very strong gold anomaly, about 4 kilometres long and 400 to 1000 metres wide, is delineated by using a 40 ppb gold cut-off. This east west trending gold anomaly is along the altered contact zone between Triassic limestone and fine classic sediments and an elongate granitic intrusion. Several soil samples yielded over 4 grams per tonne gold. In addition, strong and coincident arsenic and antimony anomalies were also delineated in this area.

The Company started a trenching program on the GJG property to follow up with this strong gold anomaly and experienced immediate success in outlining a gold zone with values of 1 to 6 grams per tonne gold over a 7 metre trench. This is a preliminary result only from examining a very small area within the anomalous zone.

 The 2004 exploration program on Guanniuwan comprised 1:2,000 scale geological mapping covering 3 square kilometres; re-sampling of old trenches, artisanal mining pits and adits; and driving of two adits. A total of 415 channel samples were taken. Two gold mineralization zones (North Zone and West Zone) discovered previously were traced from a surface mapping and trenching program. One adit (PD2301) was driven to 100 metres in the North Zone and a second 100 metre adit (PD15903) was driven in the West Zone. The latter adit had not reached the target mineralized zones by season’s end.

Results from the phase I exploration programs on the other property, Hongyangou (HYG)) is pending. Since there are extensive surface gold showings on the GNW property, an underground aditting program is currently underway.  The Company is compiling and evaluating all the exploration data for the three extension properties.

Yangshan Anba

Gansu Keyin Mining Co. Ltd., the Company’s joint venture (the “Keyin JV”), signed a joint venture agreement in principle with the Gansu provincial government and two other companies in October 2003 for the exploration and development of the 3 million ounce Anba gold property in the Yangshan gold field (the “YGM JV”). Keyin will earn 40% interest in the YGM JV through investment of approximately $3.5 million over five years. The exploration permit, valid until June 2006, is expected to be transferred into the YGM JV once the definitive joint venture contract has been signed and all requisite approvals have been obtained. The Keyin JV has applied for a business license.

In April 2004, the YGM JV’s board of directors agreed to pay RMB 3 million to Lan Zhou Qun Ying Ltd. ("Qun Ying") so that it might prepare for the transfer of the exploration permit to the YGM JV. Keyin and its Chinese partners each contributed 1.5 million RMB

(approximately $218,000) towards this end. If Qun Ying could not fulfill the duties within six months, the 3 million RMB was to be returned to the YGM JV.  Qun Yin was unable to fulfill all the required duties and the YGM JV has authorized other persons to continue the work for the exploration permit transfer. The YGM JV has also demanded the return of the 3 million RMB advanced to Qun Ying.

The Company plans to start the drilling programs shortly after the exploration permit has been transferred to the YGM JV.

Gobi Gold Project

The Company has earned a 57% interest in the fully-licensed joint venture company with Inner Mongolia Damo Mining Co. Ltd. for the Gobi Gold project (the “Damo JV”) by spending approximately $1.16 million, and can earn up to 75% interest with a total contribution of 18 million RMB (approximately $2.6 million).

Fuwan Silver Project

On September 28, 2004, Minco Silver signed a 30-year joint venture contract with Guangdong Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the Fuwan silver deposit adjacent to the Changkeng property.

Minco Silver and GGEDC will form a Sino-Foreign Joint Venture called Guangdong Minco-Nanling Mining Co., Ltd. (the “Nanling JV”) with a total investment of 30 million RMB (approximately $5 million), to explore and develop the Fuwan silver deposit.  To earn 70% equity interest in the Nanling JV, Minco Silver is to contribute 21 million RMB (approximately $3.5 million) in six installments as follows:

1)

4.9 million RMB (approximately $0.7 million) within fifteen days after the JV is granted a business license and provided with a foreign currency account number.

2)

2.8 million RMB (approximately $0.4 million) within three months after the exploration permit on the Fuwan project is transferred to the JV (“Nanling Title Transfer”).

3)

2.8 million RMB (approximately $0.4 million) within six months after the Nanling Title Transfer.

4)

4.9 million RMB (approximately $0.7 million) within one hundred and eighty days after the first three installments are fully contributed.

5)

2.8 million RMB (approximately $0.4 million) within five hundred and forty days after the first three installments are fully contributed.

6)

2.8 million RMB (approximately $0.4 million) within seven hundred and twenty days after the first three installments are fully contributed.

The Nanling JV is to acquire the Fuwan Silver property exploration permit also from No. 757 Exploration Team. The value of the exploration permit has been appraised at

10,330,000 RMB (approximately $1.5 million) by an independent valuator, and confirmed by the Ministry of Land and Resources of China. The Nanling JV is to pay the 10,330,000 RMB for the exploration permit in three installments within 24 months of the title transfer. The balance will be used for project exploration and feasibility studies on the Fuwan mine property.

Minco Silver plans to start the drilling programs shortly after the exploration permits have been transferred to the Nanling JV. Exploration will be carried out in the most promising areas of the Fuwan Silver property.

White Silver Mountain

The Keyin JV also operates the White Silver Mountain project, which will be the prime asset of Minco Base Metals. Minco Base Metals has a 61% earned interest in the White Silver Mountain project having spent approximately $3 million, including exploration costs of $1.4 million, in the depth extension of the producing massive sulphide deposit. The entire mining and processing infrastructure is in place and incremental costs for development will be correspondingly low. The ore shoots are open at depth and further work is required to test these limits prior to preparation of a feasibility study. The White Silver Mountain project is fully-licensed.

Minco Base Metals can earn up to 80% interest in the White Silver Mountain project by spending a further 20 million RMB (approximately $2.9 million). Work will resume on the project when priorities permit.

Selected Annual Information

Selected annual financial data for 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Interest and sundry income	$318,424	$85,278	$27,160
Net loss	$(2,971,662)	$(1,769,195)	$(1,288,209)
Net loss per share – basic and diluted	$(0.10)	$(0.08)	$(0.07)
Total assets	$13,025,691	$6,982,050	$286,701
Total long-term financial liabilities	$ -	$ -	$ -
Cash dividends declared	$ -	$ -	$ -

In 2004, the Company’s loss increased over previous years as it accelerated development activities and incurred a corresponding increase in administrative expenses.  During 2004, the Company’s activities focused on the exploration programs of the three gold properties on the Yangshan West Extension as well as Yangshan Anba and Changkeng. In 2004, the Company spent $213,797 on the Yangshan West Extension properties; $380,800 on the Changkeng property and $110,235 on the Yangshan Anba properties.

In 2003, the Company focused on a phase two drilling program for the Gobi gold property in Inner Mongolia. In 2002, the Company’s activities focused on exploration of the Gobi gold project in Inner Mongolia and the White Silver Mountain project in Gansu Province.

The increase in the Company’s total assets in 2003 and 2004 is principally due to funds generated from the sale of securities and largely represents cash and short term investments held to fund future operations.

Results of Operations

Exploration Costs

For the year 2004, gross exploration costs totalled $899,618 compared to $352,394 in 2003. The rise in exploration costs in 2004 reflected increased exploration activities, particularly on the newly acquired properties.

	2004	2003
Gansu
• White Silver Mountain	$11,241	$36,994
• Yangshan, Anba	110,235	43,811
• Yangshan, Western Extension	213,797	-
Inner Mongolia
• Gobi Gold	96,607	216,806
• BYC	-	54,783
Guang Dong
• Chengkeng	380,800	-
• Fuwan	86,938	-
Gross exploration costs	899,618	352,394
Exploration cost recoveries	(122,000)	(43,536)
Expensed exploration costs	$777,618	$308,858

During 2004, the Company received an expense recovery of $400,000 from Cantech for expenses incurred for the BYC project, drilling tools rental and management fees from November 1, 2003 to December 31, 2004. Cantech also issued common shares to the Company with a value of $122,000: 250,000 common shares at $0.34 per share for a value of $85,000, and 100,000 common shares at $0.37 per share for a value of $37,000. As a result of these transactions, Cantech funded all activity on the BYC project in 2004.

Administrative Expenses

Total administrative expenses for 2004 were $2,467,894 compared to $1,545,615 for 2003. Compared to 2003, administrative expenses such as salaries, rent, office and miscellaneous increased in 2004, due in part to the Company’s newly incorporated subsidiaries and the recruitment of new employees in China and Canada. In addition to a general increase in activity, there were a number of factors which increased administrative expenses in 2004.

In 2004, the company incurred a foreign exchange loss of $326,489 (compared to $48,148 in 2003) as a result of a decline in the Canadian dollar value of its RMB-denominated net assets.

The Company recorded bonuses of $95,000 to management and staff which are included in investor relations expense.

In 2004, stock-based compensation expense increased by 108% to $505,932. Stock-based compensation related to the fair value of stock options awarded to management, staff and directors. The increase in this expense was largely attributable to the Company’s increased stock price, which in turn resulted in an increased fair value of stock options vesting. The average fair value of stock options awarded in 2004 was $0.74 compared to $0.46 in 2003.

The Company opened a Toronto office in April 2004 with an average cost of about $15,000 per month. The Toronto office was closed in March 2005.

Adjust marketable securities to market

The Company is holding shares of Cantech that it received in connection with the BYC project, as described under “Exploration Costs”. The market value of these shares decreased by $57,250 between the date of issuance and December 31, 2004, and the decline in value has been recognized in the statement of operations.

Interest and Sundry Income

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income, office sublease income, drilling tools rental income and management fees. Interest and sundry income in 2004 was $318,424, compared to $85,278 in 2003. The 2004 increase reflects increased investments resulting in higher interest revenue and additional drilling tools rental and management fees charged in connection with the Company’s joint venture activities; non-interest sundry income increased from $62,235 in 2003 to $201,885 in 2004.

Conformity with US GAAP

There are no material differences between the Company’s financial position and results of operations presented in this management’s discussion and analysis and the corresponding amounts prepared in conformity with accounting principles generally accepted in the United States of America.

Summary of Quarterly Results and Discussion of Fourth Quarter 2004

The following table summarizes selected financial information for the eight most recently completed quarters:

	2004					2003
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Interest and sundry income	$226,875	$69,081	$9,105	$13,363	$33,181	$4,141	$403	$319
Net loss	$(748,069)	$(690,252)	$(954,150)	$(579,191)	$(752,257)	$(354,974)	$(423,022)	$(238,942)
Net loss per share, basic and diluted	$(0.02)	$(0.02)	$(0.03)	$(0.02)	$(0.03)	$(0.02)	$(0.02)	$(0.01)

During the 2003/2004 period, the Company reported no discontinued operations or extraordinary items.

The Company’s operating losses have generally trended higher through the 2003 and 2004, reflecting the Company’s higher level of activity as it acquires interests in new properties and undertakes new exploration initiatives. The increase in net loss in the second quarter of 2004 was largely attributable to exploration expenses incurred regarding Changkeng.

The significant increase in net loss in the fourth quarter was partly to increased development and financing activities. Exploration costs in the fourth quarter of 2004 were $164,515, up from $111,483 in the third quarter, and administrative expenses increased to $765,855 in the fourth quarter from $647,850 in the third quarter. Many of the issues, discussed above, that resulted in an increase in expenses in 2004 occurred during the fourth quarter.

The Company’s financial position improved during the fourth quarter as it completed a private placement that generated gross proceeds $5,000,000, a special warrant offering to fund Minco Silver of $3,000,000 and generated cash from the exercise of options and warrants.

Liquidity and Capital Resources

The Company is in the exploration stage and does not generate significant revenues. The Company relies on equity financing for its working capital requirements to fund its exploration, development, investment, and permitting activities.

Cash Flow

Operating Activities

In 2004, the Company used cash of $2,839,560 to support operating activities. The Company’s net loss for the year of $2,971,662 accounted most of the use of cash, although the loss was offset by expenses not requiring cash comprising amortization of $29,228, stock-based compensation of $505,932, the writedown of marketable securities of $57,250. In addition, certain other operating items did not generate cash including temporary investments received as a recovery of exploration costs ($122,000) and the minority non-controlling interest in the loss of $12,676. The Company invested $325,632 in working capital. In 2003, the Company used cash of $1,821,302 to support operating activities. The 2004 increase in cash used was primarily attributable to the operating loss.

Financing Activities

In 2004, the Company generated $8,563,563 from financing activities, compared to $8,269,202 in 2003. The 2004 financing activities comprised issuances of common stock, which generated $5,563,563, net of offering costs of $546,000, and a special warrant offering to fund Minco Silver, which generated $3,000,000. The issuances of securities are discussed in further detail under “Share Capital”.

Investing Activities

In 2004, the Company used $5,901,786 in investing activities compared to $5,863,185 in 2003. The majority of the investing activities related to the purchase of liquid short-term investments with the proceeds of equity issuances. The Company also spent $159,536 to purchase new equipment, including capital assets purchased by joint ventures.

Available Resources

The Company’s cash and short-term investment balance at December 31, 2004 amounted to $12,173,026 compared with $6,543,809 at December 31, 2003. The strong cash position at the end of the year will enable the Company to continue its exploration and development activities.

The Company expects that expenditures on exploration will increase in 2005 as the Company increases the number of joint ventures in which it participates and evaluates more properties.

Share Capital

During 2004, the Company undertook the issuances of securities:

•

In 2003, the Company completed a $580,000 convertible debenture financing. The debenture accrued interest at 10% per year and matured in five years. The debenture was convertible into 1,451,500 common shares at $0.40 per share and the interest into 10,250 common shares at $1.80 per share. In January 2004, the debenture and accrued interest were converted to 1,461,750 common shares.

•

In October 2004, the Company completed a non-brokered private placement of 3,571,428 units priced at $1.40 per unit with each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable for a period of 24 months, allowing the holder to acquire one common share for a price of $1.70.  This offering raised gross proceeds of $5,000,000; the Company incurred costs of approximately $546,000 in connection with this offering.

•

In November 2004 the Company, through Minco Silver, raised $3,000,000 through a non-brokered private placement of 6 million special warrants at $0.50 each. Each special warrant entitles the holder, upon the exercise without payment of any additional consideration, to receive one common share of Minco Silver. Four million special warrants were placed with Minco’s strategic partner, Silver Standard. Upon the completion of a prospectus qualifying the special warrants, Minco Silver will have 20 million common shares issued and outstanding, of which the Company will own 14 million common shares.

•

During the year, the Company generated $1,109,563 through the exercise of outstanding warrants and employee stock options.

The net proceeds from these offerings will be used to fund exploration and development activities on the Company’s mineral properties, the acquisition of further mineral properties and for general corporate working capital.

As at December 31, 2004, the Company had 35,043,897 common shares outstanding, with an authorized capital of 100,000,000 common shares with no par value, compared to 27,614,029 common shares outstanding at December 31, 2003.

As at December 31, 2004, the Company also had 4,074,638 share purchase warrants outstanding exercisable at varying prices between $0.60 and $2.15 per share with varying expiry dates between July 2005 and October 2006.

As at December 31, 2004, the Company had 3,484,000 stock options outstanding, exercisable at varying prices between $0.35 and $2.00 per share.

As the date of this management’s discussion and analysis, there are 35,559,930 common shares, 3,824,638 share purchase warrants, 250,000 broker options and 3,117,967 stock options outstanding.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements except through its joint ventures. In its joint ventures, Chinese partners contribute exploration permits in exchange for a combination of debt and equity in the joint venture. The exploration permits and related obligations are not recorded in the Company’s balance sheet, but, as disclosed elsewhere in this management’s discussion and analysis, the Company has certain obligations in respect of the allocation of any profits that may be generated from the joint ventures.

Contractual Obligations

At December 31, 2004, the Company was contractually obliged to make payments as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Rent (Note 1)	$ 515,413	$ 238,009	$ 277,404	$ -	$ -
Contract commitments (Note 2)	1,741,460	123,327	1,618,133	-	-
Total contractual obligations	$2,256,873	$ 361,336	$1,895,537	$ -	$ -

Notes

(1)

The Company has commitments in respect of office leases requiring minimum payments through 2007.

(2)

Costs of project exploration and exploration permits.

Transactions with Related Parties

The Company incurred the following expenses to its directors or corporations controlled by its directors:

	2004	2003

Exploration costs	$104,650	$68,992
Management fees	23,578	18,239
Property investigation	28,172	32,786
Investor relations	85,000	-
Director's fees	$7,250	-
	$248,650	$120,017

(1)

Accounts payable of $14,017 (2003 - $31,030) are due to a director of the Company.

(2)

An amount receivable of $202,550 (2002 - $234,436) was due from two companies related by a common director. These amounts were subsequently repaid.

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company’s financial condition, changes in financial condition or results of operations.

Changes in Accounting Policies

Effective January 1, 2004, the Company adopted the accounting procedures recommended by the Canadian Institute of Chartered Accountants Handbook section on stock-based compensation and other stock-based payments.  The Company now expenses, over the vesting period, the fair value of the options at the date of grant.  As permitted by this Handbook section, the Company applied this change retroactively, without restatement, for options granted on or after January 1, 2003.

The Company’s other significant accounting policies are described in Note 2 to the 2004 audited financial statements. They remain essentially unchanged from 2003.

Financial Instruments and Other Instruments

Fair value - The fair value of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments. The fair value of temporary investments is equivalent market value, although temporary investments are carried at the lower of cost or market value.

Exchange risk - The Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk - The Company is exposed to interest rate risk on its short term investments, but this risk relates only to investments held to fund future activities and does not affect the Company’s operating activities.

Credit risk - The Company places its temporary investment funds with government and bank debt securities and is subject to minimal credit risk with regard to temporary investments.  The Company has few debts and so is subject to minimal credit risk on borrowings.